PRESS RELEASE
Contact:     James Hansen
             jhansen@emergentincorporated.com
             763-417-4224


                    E.mergent Announces Record Sales for 2001

         Minneapolis, MN March 4, 2002: E.mergent, Inc. (NASDAQ: EMRT) today announced financial results for the fourth quarter and year ended December 31, 2001. For the year ended December 31, 2001, E.mergent reported record sales of $22.4 million, a 3% increase over 2000, for which the Company reported annual sales of $21.8 million. Gross profit margins for the year remained relatively consistent with the prior year at approximately 36%. Operating earnings for the year were $880,947 compared to $1,129,351in 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $1,470,947 for the year compared to $1,746,086 in 2000. Net income for the year was $486,744, or $.08 per fully diluted share, compared to $1,034,259, or $.17 per fully diluted share, in 2000.

         Sales for the fourth quarter were $5.6 million compared to $6.3 million in the fourth quarter of 2000. Operating earnings for the quarter were $321,363 compared to $495,957 in 2000, and net income for the quarter was $201,955, or $.03 per fully diluted share, compared to $416,337, or $.07 per fully diluted share. Overall, operating expenses for the current quarter were 18% lower, $1,592,792 in 2001 compared to $1,949,447 in 2000, however, income tax expense was significantly higher due to the elimination of the valuation allowance on deferred tax assets in the prior year.

         James Hansen, Chairman and Chief Executive Officer said, " We are pleased to report record sales in 2001, our third consecutive year of sales growth. Although fourth quarter sales were down as compared to the prior year, we believe this is likely due to the delaying effect of the tragic events on September 11. Cash generated from operations for the year was more than $2.4 million and, as a result, we were able to significantly strengthen our balance sheet, which has never been stronger.

         We fully anticipated lower net income for the year based on our significant investments in marketing new products and channel development costs for the audio visual markets. Very little of this investment is yet evident in our sales, but we fully expect increasing sales as a result of our effort. Despite these sales and marketing investments and other expenses related to our announced merger with ClearOne (Nasdaq:GTNR), we remain profitable, and have reduced our short and long-term debt by more than $1.5 million, while building a cash reserve of more than $800,000.

         We remain enthusiastic about the long-term potential of the ClearOne merger. We believe that the complementary product lines and businesses of ClearOne and E.mergent create an overall strategic fit that will accelerate product development and technological innovation. We also believe that the merger will create synergies and efficiencies that will result in net margin improvements by eliminating marketing redundancies, improving manufacturing efficiencies, and other cost saving initiatives."

ABOUT E.MERGENT INCORPORATED

         E.mergent Incorporated (formerly VideoLabs, Incorporated) is a global organization committed to developing products and services for multimedia-rich visual communication solutions. The Company's headquarters is located at 5960 Golden Hills Drive, Minneapolis, MN 55416-1040, phone: 763-417-4257, fax:
763-542-0069, www.emergentincorporated.com.


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


FORWARD-LOOKING DISCLAIMER

         THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO THE SAFE HARBOR PROVISIONS CREATED BY SUCH STATUTES, AND ARE BASED ON E.MERGENT'S CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS. SUCH STATEMENTS INCLUDE E.MERGENT'S EXPECTATIONS ABOUT THE REVENUE FROM THE SALE OF PRODUCTS AND SERVICES, THE TIMING AND SUCCESS OF NEW PRODUCT INTRODUCTIONS, AND ABOUT THE COMPANY'S YEAR-END PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED EVENTS. IN PARTICULAR, THE MARKET COULD REACT LESS FAVORABLY THAN ANTICIPATED TO THE COMPANY'S NEW PRODUCT RELEASES OR THE RELEASES COULD BE DELAYED DUE TO MANUFACTURING OR OTHER DIFFICULTIES. SEE ALSO THE COMPANY'S SEPARATE PRESS RELEASE REGARDING THE TRANSACTION WITH CLEARONE. ADDITIONAL RISKS AND UNCERTAINTIES INCLUDE DISCONTINUITY OF COMPONENT SUPPLY OR AVAILABILITY, RISK OF PRICE FLUCTUATION, LOSS OF MAJOR CUSTOMERS, FLUCTUATIONS IN OPERATING RESULTS, CHANGES IN TECHNOLOGY, AND COMPETITION. FOR A MORE COMPREHENSIVE LIST AND DESCRIPTION OF RISKS AND UNCERTAINTIES, SEE THE REPORTS FILED BY E.MERGENT WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY FORMS 10-KSB AND 10-QSB; AND, REPORTS FILED BY CLEARONE, SPECIFICALLY CLEARONE'S FORMS 8-K, 8-K/A, 10-Q, S-3, S-4 AND 10-K. E.MERGENT DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


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




                                 E.MERGENT, INC.

                             STATEMENT OF OPERATIONS

                                                            Three Months Ended                     Twelve Months Ended
                                                            ------------------                     -------------------
                                                                December 31                            December 31
                                                                -----------                            -----------
                                                          2001               2000                2001               2000
                                                          ----               ----                ----               ----
Sales...........................................  $     5,633,883      $   6,307,143     $    22,417,149      $  21,830,372
Cost of goods sold..............................        3,719,728          3,861,739          14,322,420         13,767,699
                                                  ---------------      -------------     ---------------   ----------------
Gross profit....................................        1,914,155          2,445,404           8,094,729          8,062,673
Selling, general and administrative expenses....        1,592,792          1,949,447           7,213,782          6,933,322
                                                  ---------------      -------------     ---------------      -------------
Operating income................................          321,363            495,957             880,947          1,129,351
Other expense, net..............................           (5,647)           (45,048)            (81,203)          (151,092)
Income tax benefit (expense)....................         (113,761)           (34,572)           (313,000)            56,000
                                                  ----------------     --------------    ----------------     -------------
Net income......................................  $       201,955      $     416,337     $       486,744      $   1,034,259
                                                  ===============      =============     ===============      =============

Basic earnings per common share.................        $0.03              $0.07                $0.08              $0.18

Weighted average shares outstanding.............      5,928,530          5,755,223            5,844,860          5,741,330

Diluted earnings per common share...............        $0.03              $0.07                $0.08              $0.17

Diluted shares outstanding......................      6,189,519          6,033,817            6,021,554          6,136,968

                             ADDITIONAL INFORMATION

E.mergent will solicit proxies from its shareholders in connection with its upcoming special meeting to consider and vote upon the proposed merger. Before distributing forms of proxy to E.mergent's shareholders in connection with any such solicitation, E.mergent will file proxy materials (a proxy statement and related documents) with the Securities and Exchange Commission (the "SEC") containing, among other things, information regarding the participants in any such solicitation. E.mergent, its directors and certain of its executive officers, certain other members of management, its employees, agents and nominees may be deemed to be participants in any solicitation. E.mergent's directors are: Richard F. Craven, Peter McDonnell, Roger Redmond, James W. Hansen, and Robin Sheeley. E.mergent's executive officers are: James W. Hansen, President, Treasurer, CEO and Chairman; Robin Sheeley, Chief Technology Officer; and Jill R. Larson, Vice President - Administration. Information concerning E.mergent's directors and executive officers can be found in documents filed by E.mergent with the SEC. Certain directors and executive officers of E.mergent may have direct or indirect interest in this transaction due to securities holdings, vesting of options and rights to severance payments if their employment is terminated following the merger. Additional information regarding participants in the solicitation will be contained in the proxy statement/prospectus.

Investors and shareholders are urged to read the proxy materials carefully when they are available. The proxy materials will contain important information about E.mergent and ClearOne, the proxy solicitation, and related matters. Investors and shareholders will be able to obtain copies of the proxy materials free of charge through the web site maintained by the SEC at http://www.sec.gov.

Shareholders and investors may also obtain copies of documents E.mergent has filed with the SEC free of charge from E.mergent by requesting them in writing or by telephone at the following address:

                   E.mergent, Incorporated
                   5960 Golden Hills Drive
                   Golden Valley, MN 55416
                   Contact: James W. Hansen, President and CEO
                   Phone: (763)417-4224


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